AgEagle Aerial Systems, Inc.

117 South 4th Street

Neodesha, KS 66757

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	AgEagle Aerial Systems, Inc.
Registration Statement on Form S-1
Filed May 19, 2016
File No. 333-211467

Ladies and Gentlemen:

AgEagle Aerial Systems, Inc. (the "Registrant") previously filed the above-referenced registration statement on Form S-1 (the "Registration Statement"). Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests that the Registration Statement, together with all exhibits and amendments thereto, be withdrawn at your earliest convenience.

The Registration Statement was never declared effective. The Registrant believes withdrawal of the Registration Statement to be consistent with the public interest and the protection of investors. The Registrant represents that no securities have been sold pursuant to the Registration Statement.

If you have any questions about this withdrawal request, please contact David Levine of Loeb & Loeb at (212) 407-4923.

Sincerely,

/s/ Bret Chilcott
Bret Chilcott, President and CEO